David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

April 4, 2006

Kelly McCusker

Cicely Luckey

Peggy Kim, Esq.

Charito A. Mittelman, Esq.

Securities And Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 0409

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB/A

Amendment Filed April 5, 2006

File No. 0-51230

Dear Mss. McCusker, Luckey, Mittelman and Kim:

We are submitting our fifth amended registration statement on Form 10SB/A. In order to expedite your review of the filings, we are pleased to provide the following itemized responses to your comments. To further aid your review a black-lined copy comparing the latest amendment to the prior amendment is also being submitted:

1.

We refer to your response to comment 3 in our letter dated September 7, 2005, and the reassignment agreements filed as Exhibits 10.10 and 10.11:

a.

Please tell us the basis for your statement on page 10 that the value of the properties has “substantially increased in value.”

b.

Please clarify in your disclosure whether the $10.5 million includes a reimbursement of the deposits already paid.

c.

Please expand your disclosure to disclose the extent to which the $10.3 million will be used to pay any other outstanding balances owed on the properties, or any costs and/or expenses incurred on improvements to the land and the entitlement process. We note section B of the respective Reassignment Agreements and footnote L to your Form 10-QSB for the period ended September 30, 2005.

a. We have removed our statement on page 10 that the value of the properties has “substantially increased in value”. That disclosure is not relevant.

b. We now clarify in our disclosure that the $10.5 million includes a reimbursement of the deposits already paid by stating that “We also interpret language of the Reassignment to allow us to recover the $329,554 in deposit and entitlement costs paid by us in connection with the properties, however, there is ambiguity in the Reassignment and potential for dispute between the parties on this point.”

c. In addition to our responses to subparagraph “b” above, our revised disclosures (see response to comment #5 below) clarify that the we are entitled to the entire $10.5 as consideration for the Reassignment.

2.

We note your response to comment 4 in our letter dated September 7, 2005. Please define “master planning.”

We have added the following to the sixth paragraph of the section entitled “Item 1. Business”:

A master plan is a document that describes an overall development concept. The master plan, which can include written summaries and maps, is used to coordinate the preparation of more detailed plans or may be a collection of detailed plans and guides the developer of a specific project.

3.

Please tell us where you have addressed the first sentence of previous comment 5.

In this most recent filing, we have added these disclosures to the first paragraph of the section entitled “Item 1. Business.”

Properties, page 14

4.

We note the revised format for the information provided in response to previous comment 8. For each of three properties in Tooele, Utah, describe what approvals are required before you may subdivide and sell individual lots and how long do you expect the approval process to take. Please detail the costs that you expect to incur for each property as you seek to obtain these approvals and prepare the properties to be subdivided and resold. Please similarly discuss the two properties in Imperial County, California and file the Imperial County purchase agreements.

We now disclose that we are waiting for Tooele to approve annexation of our properties. We have otherwise completed the entitlement process. We expect to commence sale of some of the lots in 2006.

Regarding the Imperial properties, we now disclose that we “currently cannot move forward with the project until we overcome issues in connection with the California Land Conservation Act of 1965, commonly referred to as the Williamson Act.”

5.

Regarding the Coalinga and Firebaugh properties, please revise your disclosure so that it is consistent with the terms of the reassignment agreements. It appears that the original purchase agreements were between Mr. Baillio and the sellers, that Mr. Baillio assigned his right to purchase back to Mr. Baillio. Please tell us why Mr. Baillio is providing $10.5 million to you when he will also pay the purchase price to the sellers. Disclose how much you paid in earnest deposits and the original purchase price that you and Mr. Baillio were required to pay. Clarify whether the amount that you will be paid in December and February are the net amounts that you will receive or the amounts that will be paid to the seller, and describe any termination rights of the assignee. Describe how you located the assignee and any consideration or fees that the assignee or others were paid in connection with the assignment or reassignment. Please also file the original purchase agreements between Mr. Baillio and the sellers which show Mr. Baillio’s and Castle Arch’s right to assign.

We have totally revised the disclosures regarding Coalinga and Firebaugh. We describe the respective parties’ respective benefits from the assignment and reassignment. We clarify amounts spent for deposits and entitlement costs and that they have been incurred or reimbursed by us. We have previously filed the Reassignments, but have not filed the original, now replaced Assignments, nor have we filed the underlying purchase agreements. We do not believe we are required to file the underlying purchase agreements because we are not a party to, or textually a beneficiary of those purchase agreements. Per the face of the Reassignments, we currently interpret the Reassignment to require the payment of the consideration to us regardless of whether the underlying purchase agreements close.

6.

With the respect to the added disclosure, please provide support for your statements concerning the population and job growth potential in the Tooele area.

We now state that we rely on the US Census and the observations of members of our management living in northern Utah.

7.

Please confirm whether the disclosure in this section includes information on all shares that were issued as finder fee consideration. We note footnote 3 to the financials refer to Series A,B,C, and D offerings.

The finders’ fee consideration disclosure in this section includes all such consideration paid, including common units, during the Series A, B, C, and D placements at December 31, 2005.

Financial Statements and Exhibits, page 30

8.

Please clarify that information incorporated by reference here relates to the nine month period ended September 30, 2005 rather that the three month period ended September 30, 2005.

We now present audited financial statements for the twelve month periods ended December 31, 2005 and December 31, 2004. There are no interim nine or three month periods disclosed.

________________________________________________________________________

Statements of Operations, page 32

9.

Please include the amount of net income (loss) available to common stockholders by deducting the dividends declared and accumulated from net income. Reference is made to paragraph 9 of SFAS 128.

We note your reference to SFAS 128, paragraph 9.  Accordingly, earnings per share has been corrected on the Statement of Operations to reflect earned dividends accumulated for the period on the cumulative preferred units outstanding at December 31, 2005.  This correction resulted in a “Loss per unit” of $.16 for the twelve month period ended December 31, 2005.

Note 1-Organization and Summary of Significant Accounting Policies

L. Options and Deposits on Land and Entitlement Costs.

10.

Advise us and disclose your basis for classifying the land parcels acquired as held for sale under SFAS 144. We note from your disclosure on page 10 that revenue generation from the resale of the property will exceed one year and sometimes two years from the date of purchase.

We note your reference to SFAS 144, specifically SFAS 144, paragraph 30(d).  As indicated in footnote 1(M), the properties included in Properties Held for Sale consist of rights to two separate properties that were reassigned in exchange for future proceeds to be realized in December 2005, and January 2006, respectively.  To date, these funds have not been received, although the assignee is contractually obligated to provide the appropriate payments.  The Company still anticipates the assignee to meet his obligation and provide the funds in a timely manner.   Accordingly, the Company believes the criteria for classification as held for sale, discussed in SFAS 144, paragraph 30(a – f), have been met, insofar as these criteria pertain to the reassigned rights discussed above.

The costs incurred by the Company to obtain the rights to the two separate properties, which rights have been reassigned pursuant to the applicable sale agreements, totaled $329,554.95 at September 30, 2005.  These costs include land deposits of $130,000 and entitlement costs of $199,554.95.  Upon entering into the sale agreements to reassign the rights, these costs were removed from “Options, earnest money deposits, and entitlement costs” and reclassified as “Properties held for sale.”

Upon further research, it was determined that the one purchased property at September 30, 2005, totaling $3,476,961, did not meet the criteria discussed in paragraph 30 (d), and consequently, the Company has reclassed this property from Properties Held for Sale to Other Properties.

Note 3-Member’s Equity

11.

Please expand your disclosure to discuss the terms of the Series D preferred units. In addition, in the third paragraph you state common units issued as part of the Series D offering totaled 28,400 units. This does not agree to the information disclosed in your Statement of Changes in Members’ Capital. Please advise.

The Series D preferred units can be redeemed at a price of $5.00 per unit.  The Series D preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis.  These preferred dividends will be paid in cash upon redemption of Series D preferred units and after the return of principal.  Holders of Series D preferred units have no voting rights.  The Company may, at its option, at any time, redeem any number of outstanding Series D preferred units at a rate of $5.00 per unit, plus any accrued preferred dividends.

The third paragraph indicated common units issued during the Series D placement totaled 28,400 at September 30, 2005.  The issuance of these common units represent finders’ fees and consulting fees which were paid in the form of common units, not the common unit component of the Series D membership units issued at September 30, 2005, which, incidentally, total 978,798 common units, consistent with the disclosure in the Statement of Changes in Members’ Capital.  The wording contained in the paragraph (and subsequent financial statements) has been modified to more clearly present this information.

Note that, upon further investigation it was determined that the appropriate value attributable to the 28,400 common units issued as finders’ fees and consulting fees during the Series D placement at September 30, 2005, was $68,501, versus the previously disclosed $71,001.  Accordingly, the third paragraph was modified to reflect this correct valuation.

 Form 10-QSB for the period ended June 30, 2005

12.

Please amend the 10QSB for the period ended June 30, 2005 to include your response to previous comment 15 since the disclosure appears to apply to that period, rather than the period ended September 30, 2005.

We have added our response to previous comment 15 in our amend 10QSB for the period ended June 30, 2005.

Form 10-QSB for the period ended September 30, 2005

Forward-Looking Statements, page 14

13.

Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to limited liability companies. Refer to Section 21 E of the Exchange Act. Please revise.

We have removed safe harbor language provided by the Private Securities Litigation Reform Act of 1995 from our forward-looking statements disclaimer in both our amended 10QSBs for the periods ended June 30, 2005 and September 30, 2005.

Item 3. Internal Controls and Procedures, page 14

14.

We note that you state that deficiencies were identified. Please amend to state the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-B.

We have amended Internal Controls and Procedures section to state the conclusions of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures in both our amended 10QSBs for the periods ended June 30, 2005 and September 30, 2005.

Exhibits 31.1 and 31.2

15.

In future filings please amend paragraph 2 to omit the reference to “quarterly” report. Refer to Item 601 (b)(31) of Regulation S-B.

Noted. We have also amended the new Exhibits 31.1 and 31.2 to both of our amended 10QSBs for the periods ended June 30, 2005 and September 30, 2005.

16.

In future filings, please revise introductory phrases in paragraphs 4 and 5 to refer to “[t] he small business issuer’s other certifying officer(s) and I.” Refer to Item 601 (b)(31) of Regulation S-B.

Noted. As stated above, we have also amended the new Exhibits 31.1 and 31.2 to both of our amended 10QSBs for the periods ended June 30, 2005 and September 30, 2005.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.